                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549-1004
                                   FORM 11-K

 X    ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT
---   OF 1934.

For the fiscal year end December 31, 1999

      TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES
---   EXCHANGE OF 1934.

For the transition period from                     to               .
                                -----------------     --------------

Commission file number 0-16271

A.  Full title to the plan and the address of the plan:

               DVI Financial Services Inc. Employee Savings Plan
                                  500 Hyde Park
                              Doylestown, PA 18901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                   DVI, Inc.
                                 500 Hyde Park
                              Doylestown, PA 18901
                                  215-345-6600

Financial statements and exhibits

(a) Financial statements and supplemental schedules

                                                                         Page no.

The
     Independent Auditors' report                                             1
     Statement of Net assets available for benefits,
          December 31, 1999 and 1998                                          2
     Statements of changes in Net assets available for benefits               3
     Notes to Financial statements                                          4-7
     Supplemental Schedules as of December 31, 1999:
          Item 27a - Schedule of Assets held for investment purposes.         8
     Independent Auditors' Consent                                            9


(b) The Statement of Net assets available for Plan benefits of the Plan as of December 31, 1999 and the related statement of change in Net assets available for the Plan benefits and supplemental schedules for the year ended December 31, 1999, together with the Independent Auditors' Report and Consent are attached and filed herewith.

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               DVI Financial Services Inc. Employee Savings Plan

                                               /s/ Steven R. Garfinkel
                                               ---------------------------
                                               Steven R. Garfinkel
                                               CFO - DVI Financial Services Inc.
                                               Date: 6/23/00

                       [DELOITTE & TOUCHE LLP LETTERHEAD]


INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
DVI Financial Services, Inc. Employee Savings Plan
Doylestown, Pennsylvania

We have audited the accompanying statements of assets available for benefits of DVI Financial Services, Inc. Employee Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes (Schedule H, Item 4(i)) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


May 9, 2000




DELOITTE TOUCHE
TOHMATSU

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                        1999             1998
ASSETS:
    Cash                             $       --      $   24,237
    Investments (See Note 3)          4,955,118       3,163,250

    Receivables:
     Participants' contribution           1,422             548
     Employers' contribution                348              44
                                     ----------      ----------
          Total receivables               1,770             592
                                     ----------      ----------
    Loans to participants               105,317          98,816
                                     ----------      ----------

ASSETS AVAILABLE FOR BENEFITS        $5,062,205      $3,286,895
                                     ==========      ==========


See notes to financial statements.

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                        1999            1998

ADDITIONS TO ASSETS ATTRIBUTED TO:
 Investment income:
  Net appreciation in fair value of investments     $  195,021      $   45,047
  Dividends                                            392,916         193,060
  Interest on loans to participants                      6,879           7,016
                                                    ----------      ----------
                                                       594,816         245,123
 Contributions:
  Participants'                                      1,455,620         656,396
  Employers'                                           262,853          76,348
                                                    ----------      ----------
                                                     1,718,473         732,744
                                                    ----------      ----------
   Total additions                                   2,313,289         977,867
                                                    ----------      ----------
DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
 Benefits paid to participants                         535,979         236,380
 Other                                                   2,000          11,363
                                                    ----------      ----------
   Total deductions                                    537,979         247,743
                                                    ----------      ----------
NET INCREASE                                         1,775,310         730,124

ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                   3,286,895       2,556,771
                                                    ----------      ----------

 End of year                                        $5,062,205      $3,286,895
                                                    ==========      ==========




See notes to financial statements.

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
________________________________________________________________________________

1. DESCRIPTION OF PLAN

   The following description of the DVI Financial Services, Inc. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      a. GENERAL - The Plan is a defined contribution plan covering all full-time employees of DVI, Inc. and related subsidiaries (the "Company") who have three months of service and are age 18 or older. The Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan (the "Trustee"). Prudential Bank and Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      b. CONTRIBUTIONS - Each year, participants may contribute from 1% up to 17% of pretax annual compensation, as defined in the Plan document. Effective January 1, 1999, the Company matches contributions at 25% of the participant's contribution to the Plan not to exceed $2,500 in the Plan year. The matching percentage and dollar limit were changed from 40% and $500, respectively. Additional amounts may be contributed at the option of the Company's Board of Directors.

      c. PARTICIPANT ACCOUNTS - Each participant's account is credited with
         (a) the participant's allocations of contributions, (b) the Company's contributions, and (c) Plan earnings. Allocations are based on earnings of participant account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are allocated to active participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Administrative expenses are paid by the Plan sponsor.

      d. VESTING - Participants are immediately vested in their contributions plus earnings thereon. Vesting in the DVI Financial Services, Inc. contribution portion of their accounts plus earnings thereon is based on years of credited service. A participant is 100 percent vested after five years of credited service.

      e. INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in any increments which total 100% in any combination of the following funds. DVI Financial Services, Inc.'s matching contributions are contributed into the funds elected by the participant. Participants may elect different funds for these matching contributions.

                  PRUDENTIAL EQUITY FUND - Funds are invested in common stocks of major, established corporations, which have prospects of price appreciation greater than broadly based stock indices.

                  PRUDENTIAL WORLD FUND - Funds are invested in diversified securities and other debt obligations of U.S. and non-U.S. issuers.

                  PRUDENTIAL ALLOCATION FUND - Funds are invested in a combination of stocks and bonds of major established companies, as well as money market instruments.

                  PRUDENTIAL UTILITY FUND - Funds are invested in equity and debt securities of utility companies, primarily electric, gas and telephone companies.

                  PRUDENTIAL GOVERNMENT INCOME FUND - Funds are invested primarily in U.S. Treasury Bills, Notes, Bonds, and other debt securities issued by the U.S. Treasury, and obligations issued or guaranteed by U.S. Government agencies.

                  PRUDENTIAL NATURAL RESOURCE FUND - Funds are invested in securities of foreign and domestic companies that own, explore, mine, process, or otherwise develop, or provide goods and services with respect to natural resources.

                  GOVERNMENT MONEY MARKET FUND - Funds are invested in obligations issued or guaranteed by the U.S. Government.

                  DVI, INC. COMMON STOCK - Funds are invested in the common stock of DVI, Inc.

                  STOCK INDEX FUND - Funds are invested in the stock of large companies that are fairly representative of the overall stock market in both size and price.

                  JENNISON FUND - Funds are invested in large domestic and foreign companies with high growth expectations in rapidly expanding industries such as technology, health care or multinational companies with high foreign sales.

         Participants may change or transfer their investment options monthly.

      f. LOANS TO PARTICIPANTS - Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund, in which the participant's account is invested, and the loan fund. Loan terms range from 1 to 5 years. A loan term longer than 5 years may be approved if the loan will be used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, as determined quarterly by the Plan Administrator as defined in the Plan Document. Principal and interest is repaid through bi-weekly payroll deductions.

      g. PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum distribution equal to the value of the participant's vested interest in his or her account, or annual installments over a ten year period not to exceed the life expectancy of the participant. Amounts payable to such participants at December 31, 1999 and 1998 were $0 and $10,226, respectively.

      h. CASH - Represents paid employer and employee contributions that have yet to be recorded by the Trustee.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      b. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      c. VALUATION OF INVESTMENTS - The plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares, held by the Plan at year-end. The company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

      d. EXPENSES - The Plan's expenses are paid by DVI Financial Services, Inc., as provided by the Plan document.

      e. RECLASSIFICATION - Certain amounts in the 1998 have been reclassified to conform with the 1999 presentation.

3.    INVESTMENTS EXCEEDING 5% OF ASSETS

      The Plan's investments which exceeded 5% of assets available for benefits as of December 31, 1999 and 1998 are as follows:


INVESTMENT                                           1999            1998

Prudential Equity Fund                            $1,535,486          $1,208,241
Prudential World Fund                                950,448             533,079
Prudential Allocation Fund                           462,215             280,869
Prudential Utility Fund                              395,270             306,375
Government Money Market Fund                         485,176             246,144
DVI, Inc. Common Stock                               556,851             436,307

4.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Prudential Investments. Prudential Bank and Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 which is prepared on a cash basis.

                                                                               DECEMBER 31,
                                                                           1999            1998
Net assets available for benefits per the financial statements      $ 5,062,205       $ 3,286,895
Less: Participant contributions receivable                               (1,422)             (548)
      Employer contribution receivable                                     (348)              (44)
      Cash                                                                 --             (24,237)
                                                                    -----------       -----------
Net assets available for benefits per the Form 5500                 $ 5,060,435       $ 3,262,066
                                                                    ===========       ===========

7. TAX STATUS

   The Plan was established by the Company by an adoption of the Prudential Investments Prototype Standardized Employee Savings Plan, which obtained its latest opinion letter from the Internal Revenue Service ("IRS") dated March 11, 1994, regarding the latest amendment to the prototype. The IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Company believes that the Plan is operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

SCHEDULE H, ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
________________________________________________________________________________

IDENTITY OF ISSUE/                                       COST             FAIR
DESCRIPTION OF INVESTMENT                                                 VALUE

Prudential Equity Fund - mutual fund *                 $1,510,851      $1,535,486
Prudential World Fund - mutual fund *                     691,184         950,448
Prudential Allocation Fund - mutual fund *                458,958         462,215
Prudential Utility Fund - mutual fund *                   404,328         395,270
Prudential Government Income Fund - mutual fund *         126,508         118,488
Prudential Natural Resources Fund - mutual fund *         172,301         189,322
Prudential Jennison Growth Fund - mutual fund *           194,404         226,991
Prudential Stock Index Fund - mutual fund *                33,802          34,871
Government Money Market Fund - money market *             485,116         485,176
DVI, Inc. Common Stock *                                  538,544         556,851
Loans to participants (6.0 to 8.5%)                       105,317         105,317
                                                                       ----------

                                                                       $5,060,435
                                                                       ==========


* Indicates party-in-interest to the Plan.

                       [DELOITTE & TOUCHE LLP LETTERHEAD]



INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference of our report dated May 9, 2000, appearing in this Annual Report on Form 11-K of DVI Financial Services, Inc. Employee Savings Plan, Commission File Number 0-16271, for the year ended December 31, 1999.

/s/ DELOITTE & TOUCHE LLP
-------------------------
June 20, 2000




DELOITTE TOUCHE
TOHMATSU                                -9-